UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENTERCOM COMMUNICATIONS CORP.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(TITLE OF CLASS OF SECURITIES)
293639100
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN C. DONLEVIE
EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
ENTERCOM COMMUNICATIONS CORP.
401 CITY AVENUE, SUITE 809
BALA CYNWYD, PENNSYLVANIA 19004
(610) 660-5610
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$895,789.64	$49.99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all eligible options to purchase the Class A common stock of Entercom Communications Corp. with an exercise price of $11.80 or more will be exchanged for an aggregate of 722,411 Restricted Stock Units of Entercom having an aggregate value of $895,789.64 based on the average of the high and low prices of Entercom Class A common stock on the New York Stock Exchange on of April 3, 2009. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $49.99	Filing party: Entercom Communications Corp.
Form or Registration No: Schedule TO	Date Filed: April 13, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-3

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer ☑

     This Amendment No. 1 is a final amendment of the Tender Offer on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on April 13, 2009 by Entercom Communications Corp. (the “Company”), relating to the offer by the Company to its eligible employees and non-employee directors to exchange certain outstanding stock options for restricted stock units of the Company on the terms and subject to the conditions set forth in an Offer to Exchange Certain Outstanding Options, dated April 13, 2009 (the “Offer to Exchange”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
     The information in the Offer to Exchange is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information
     Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting the following:
     The Offer to Exchange expired at 5:00 p.m., Eastern Time, on Thursday, May 14, 2009.
     Pursuant to the Offer to Exchange, the Company has accepted for exchange all properly tendered and not validly withdrawn options eligible for the Offer to Exchange, which options represented the right to purchase an aggregate of 2,084,518 shares of the Company’s Class A common stock. This number represents approximately 99.3% of the outstanding options eligible to be exchanged pursuant to the Offer to Exchange. Upon the terms and subject to the conditions of the Offer to Exchange, the Company will promptly issue an aggregate of 711,985 restricted stock units of the Company in exchange for such tendered options.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2009	ENTERCOM COMMUNICATIONS CORP.

	By:	/s/ Stephen F. Fisher
	Name:	Stephen F. Fisher
	Title:	Executive Vice President — Operations

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